UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2019

Commission File Number: 000-29442

FORMULA SYSTEMS (1985) LTD.

 (Translation of registrant’s name into English)

5 HaPlada Street, Or-Yehuda, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): o

CONTENTS

Completion of Acquisition of New Subsidiary to Michpal Micro Computers (1983) Ltd.

On November 18, 2019, Formula Systems (1985) Ltd. (“Formula” or the “Company”) announced the completion of its acquisition of Unique Software Industries Ltd. (“Unique”). Unique, which is a provider of software management of human resources and payroll solutions, will enable Formula to expand its operations conducted through its existing wholly-owned subsidiary, Michpal Micro Computers (1983) Ltd., which operates in the field of shelf software for the management of payroll and employee attendance.

Formula paid approximately New Israeli Shekels (“NIS”) 49 million in cash as the purchase price at the closing of the acquisition and may pay up to an additional NIS 12 million over the course of the four years following the closing, subject to Unique’s achievement of certain performance goals.

The press release announcing this acquisition is appended as Exhibit 99.1 to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORMULA SYSTEMS (1985) LTD.

Date: November 19, 2019	By:	/s/ Guy Bernstein
Guy Bernstein
Chief Executive Officer

 Exhibit Index

Exhibit No.	Description
99.1	Press release dated November 19, 2019 entitled “Formula Systems Acquires Unique Software Industries Ltd. for Approximately NIS 61 million”

Exhibit 99.1

Formula Systems Acquires Unique Software Industries Ltd. for Approximately NIS 61 Million

The acquisition enables the Group to expand its operations in the field of management of payroll and human resources, in which it currently operates through its subsidiary, Michpal

Or Yehuda, Israel, November 19, 2019— Formula Systems (1985) Ltd. (NASDAQ and TASE: FORTY) announced today that it had completed its acquisition of 100% of the outstanding shares of Unique Software Industries (“Unique”) for consideration consisting of NIS 49 million in cash, plus up to NIS 12 million of additional cash that may be paid during the four years following the closing of the acquisition, subject to Unique’s achievement of certain performance goals as defined by Formula.

Unique is a software development and services company, which during its 30 years of operations, has provided integrated solutions in the field of payroll, including pay-stubs, pension services management, education funds management, and software solutions for managing employee attendance.

This acquisition constitutes an additional strategic move towards the expansion of Formula’s operations in the field of payroll and human resources management in which it currently engages primarily through Michpal Micro Computers (1983) Ltd., a wholly-owned subsidiary that operates in the field of shelf software for payroll management and employee attendance.

Following the acquisition of Unique, Formula will begin operating in the complementary field of outsourced payroll services, in which it was not active until now, and will seek to penetrate the field of services bureaus, by way of expanding its present customer base.

Shimon Maimon, CEO of Unique Software Industries, commented: “I truly believe in Formula’s capabilities, as a leading group that brings together stable transaction management with a proven record growth strategy, to open up new opportunities for Unique to expand in a variety of areas in the field of payroll services and solutions by way of strengthening its ties with its customers.”

Guy Bernstein, Formula Systems’ CEO, remarked: “The acquisition of Unique serves as the latest in a series of strategic moves to increase our solutions offering and our market share in the field of payroll services, in which we have operated since our acquisition of Michpal in 2017. These moves have included:

•

introduction of a new line of pension management software and services for Michpal’s customers (Michpal Pension, Michpal Pension Plus and Michpal 360);

•

acquisition of Effective Solutions Ltd., a company specializing in providing advice to companies in the field of expense control and payroll monitoring and cost savings;

•

introduction of a new services line providing consulting services regarding labor law, pension and benefits (Michpal Yeda); and

•

our completion of financing by issuance of Series C debenture (in March 2019) in a total amount of NIS 300 million, which was intended in part to fund Formula’s continuing efforts to acquire companies from the fields of payroll, HR, time and attendance and pension reporting services, and to support the continued growth of our existing operations in such fields.

Unique’s activities are synergetic and complementary to Formula’s operations in the fields of payroll and HR management, and we estimate that its acquisition will lead to expanding our operations in these fields together with the broadening of Unique’s operations by capitalizing on Formula’s assets and transactional capabilities.”

About Formula:

Formula Systems, whose ordinary shares are traded on the Tel-Aviv Stock Exchange and ADSs are traded on the NASDAQ Global Select Market, is a global information technology holding company engaged, through its subsidiaries and affiliates, in providing software consulting services and computer-based business solutions and developing proprietary software products.

Press Contact:

Formula Systems (1985) Ltd.

+972-3-5389487

ir@formula.co.il